Simpson Thacher & Bartlett LLP

900 G STREET, N.W.

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

July 30, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ruairi Regan, James Lopez

Re: Supernova Partners Acquisition Company, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 24, 2021

File No. 333-255079

Dear Messrs. Regan and Lopez:

We hereby file on Edgar as correspondence the following documents: (i) a draft response letter addressing the Staff’s comments in its letter of July 28, 2021, and (ii) draft revisions to the Form S-4 Registration Statement. Please note that the redline to the Form S-4 Registration Statement is cumulative, and shows all changes that we propose to make in comparison to Supernova’s filing on June 24.

We would greatly appreciate if you could confirm that, should Supernova file the foregoing draft Registration Statement on Edgar as an actual registration statement (rather than correspondence), the Staff would have no further comments on the filing.

Should you have any questions, please feel free to contact the undersigned at (202) 440-2526 or jonathan.corsico@stblaw.com.

Sincerely,

/s/ Jonathan Corsico

Jonathan Corsico

Simpson Thacher & Bartlett LLP

July [    ], 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ruairi Regan; James Lopez

Re: Supernova Partners Acquisition Company, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 24, 2021

File No. 333-255079

Dear Messrs. Regan and Lopez:

On behalf of our client, Supernova Partners Acquisition Company, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 28, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) in relation to the proposed business combination between the Company and OfferPad, Inc., a Delaware corporation (“Offerpad”). In connection with such responses, we are also submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 3.

Offerpad’s Related Person Transaction , page 279

1.	We note your response to comment 1. Please revise here to address Mr. Sella’s relationship with the LL entities.

The Company has revised page 280 and 281 of the Registration Statement in response to the Staff’s comments to note that Mr. Sella is the managing partner of LL Funds.

General

2.

We note your response to prior comment 2 and proposed revisions. It remains unclear on what basis you are making these projections both for the increases in your flex offering and ancillary services and the projected increases in contribution margin. Please revise to disclose the material assumptions underlying the proportionate increase in Flex revenues and their associated higher margins. For example, what assumptions—other than the percentage of revenues in an unspecified time period—support the Flex contribution margins? What level of Flex revenues and other revenues are assumed for the 6%-8% margins, and what is the basis for such assumptions? Please advise us if the board of directors considered the illustrative case in its decision making and, if so, what time period it assumed Offerpad would achieve this performance.

Following discussions with the Staff, and given the long-term nature of the illustrative 6%-8% target contribution margins after interest, the Company has determined not to include these illustrative targets in its Registration Statement. In addition, the Company advises the Staff that it will file a revised Investor Presentation that eliminates these targets from such Investor Presentation and which will show contribution margin per home after interest metrics solely on a historical basis and through the projections period ending 2023.

Additionally, the Company confirms to the Staff that its board did not actively consider the 6%-8% illustrative long-term target in its decision making process.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (202) 636-5500.

Sincerely,

Jonathan Corsico
Simpson Thacher & Bartlett LLP

cc: Robert D. Reid

Chief Executive Officer

Supernova Partners Acquisition Company, Inc.